Exhibit 99.2

! " #! $ %& '%( )'* +, % - . %. '%( )'* / 0 1 , % - . %. 2 ( ') 34 . % 04 5 4 - 6 . 1 *% ) 0 '%( )'* *7 1 * 4 8 9% 4 - 6 1 , % - . %. : ;<<<<=> > =? ? @ A ! B # C # D E F ! " GHIJKLMN MON PLQMR KNQMJSRJHT MON QNPUQM VWNXNKM UHXR UHNYZ [UQ T \ JILHKN QNTLQIJHT ]ONMONQ LH JWW \ NQ JW LH JH^NWM_NHM S \ HI` QNSNQ MU WNKMJUH a Z a USbLMJUHLX GHWMQ \ _NHM ca da ef GH^NWM_NHM [ \ HI gUHMJH \ U \ W hJWKXUW \ QN LHI MON KU_PLHJUH PUXJKR MU bG ca da ef VJH i \ jkNK` lNT \ XLMJUH ca da ef QNWPNKMJHT GH^NWM_NHM [ \ HI gUHMJH \ U \ W hJWKXUW \ QN LHI mUXJKR nMLMN_NHM MU lNT \ XLMJUH ca da ef QNWPNKMJHT GH^NWM_NHM [ \ HI gUHMJH \ U \ W hJWKXUW \ QNYZ / - 3% 8 *, % - * 0o - . 4 88 o %' / 88 o %' ;)*7%' *7 1 - 1 - 4 - 3% 8 *, % - * 0o - . @ p - . %'&' 4 *%' q rrs D B BD t " F t D r mQU^JIN MON SU XXU]JHT JHSU Q_LMJUH LkU \ M MON JWW \ NQ` UQ JSMON JWW \ NQ JW LH JH^NWM_NHM S \ HI` LkU \ M MON S \ HIZ uo 5 5 5% 61 5 - 1 , % v) 5 5 % w*4 3% > 4 - 4 - 6 x *. : y v) 5 5 % w*4 3% > 4 - 4 - 6 x *. : z '% 34 ) o 8 0o 5 5 5% 61 5 - 1 , % z { v> x | / $ v: GSMON JWW \ NQ}W HL_N KOLHTNI JH MON XLWM a ~ _UHMOW` PQU^JIN _UWM QNKNHM PQN^JU \ W XNTLX HL_NZ % 9 8 4 *% &&&: w) 5 5 % w*4 3%, 4 - 4 - 6: w), ;4 0 1 ( ( 5 4 w 1 9 5% @ GSMON JWW \ NQ OLW L XNTLX NHMJMR JINHMJSJNQ` PQU^JIN kNXU]Z lNSNQ MU mLQM USMON GHWMQ \ KMJUHW SU Q MON INSJHJMJU H US XNTLX NHMJMR JINHMJSJNQ Z x% 61 5% - *4 * 4 . % - *4 04%' GSM]U UQ _UQN JWW \ NQW IJWMQJk \ MNI L WJHTXN WNK \ QJMR` PQU^JIN MON S \ XX XNTLX HL_NVWY USMON KUdJWW \ NQVWY UMONQ MOLH MON JWW \ NQ HL_NI LkU^NZ uo 5 5 5% 61 5 - 1 , % ;8 @ ) 0 w) =4 88 o %';8 @ ;4 0 1 ( ( 5 4 w 1 9 5% @ s D t D " B " D GSLH \ HINQ]QJMNQ JW KU_PXNMJHT MON QNPUQM` PQU^JIN MON \ HINQ]QJMNQ}W S \ XX XNTLX HL_N` SJQ_ blh H \ _kNQ` LHI n h l PQU SJXN H \ _kNQZ uo 5 5 5% 61 5 - 1 , % u 4 ', $ ? - o , 9%' ;4 0 1 ( ( 5 4 w 1 9 5% @ ? + ( ') 04 5% - o , 9%'

! "# $ %# & ' ( ) * + & ), * - . / 01), 2345678 9: 8 6;;<83=; >439: ?@836ABC DC7<;93E FGB;;6H6AB964 C I9BC7B37 J>?DFIK A478 JL 76M69; 4 CGEK 9: B9 6C E4 <3 38B;4 CBNG8 O<7M@8C9 @4 ;9 AG4 ;8GE A4338;P4 C7; 94 9: 8 6;;<83=; P36@B3E N<;6C8;; BA96569EQ R ST UV * - . / 01), WX. Y Z[ ZZZ \ DH9: 8 6;;<83 6; 6C 9: 8 ] ^_ 6C76AB98 9: 8 ;9BM8 4 H4 P83B964 C;Q `: 6; 748; C49 BPPGE 94 6;;<83; 9: B9 P345678 ;8356A8; 94 6;;<83; 4 P83B96CM 6C 9: 8 @6C6CM 6C7<;93EQ I8G8A9 9: 8 AB98M43E 9: B9 N8;9 78;A36N8; 9: 8 6;;<83=; ;9BM8 4 H4 P83B964 C;Q a bc d X)& 1* X - e YfYd Xc + Y - 1 ( ) X. / W 1* X - D; 9: 8 6;;<83=; P36@B3E N<;6C8;; 94 6C58;9 BGG 43 ;<N;9BC96BGGE BGG 4 H69; B;;89; 6C BCE 4 H9: 8 H4 GG4 g6CMh DHE8;_ ;8G8A9 BGG 9: B9 BPPGEQ i X) 1j& jY 0 k Y& d Y 01& 1Y UX++ Y) W * & d lm / 0 * - Y 00 . Ym 1 UX - 0 / + Y) . Ym 1 ( ) * f& 1Y WX+ c & - * Y 0 U),c 1X& 00 Y 10 m ' R / + m Y) Xn Y+ c d X,YY 0 s \ \ X) + X) Y [ \ \ p qrr s \ p rr \ p qr R / + m Y) Xn Y+ c d X,YY 0 o W' Va e Skt c ) Xn* d Y - / + m Y) 2345678 9: 8 6;;<83=; Iuv?wx P34 H6G8 C<@N83 \ \ \ \ qsrqy z { | !! } ] # & ' T - fY 01+ Y - 1 n/ - . + & - & jY) * - nX) + & 1* X - ~/ d d d Yj& d - & + Y ~ * ) + R ke - / + m Y) * n & c c d * W& m d Y ' Va e Skt c ) Xn* d Y - / + m Y) m ' ,c Y Xn * - fY 01+ Y - 1 n/ - . `EP8 4 H6C58;9@8C9 H<C7 9: B9 @4 ;9 BAA<3B98GE 678C96H68; 9: 8 6;;<83 J;8G8A9 4 CGE 4 C8KQ i X - Y, + & ) Y 1 a / * 1, ~ * bY. * - WX+ Y & d & - WY. Sd 1Y) - & 1* fY 01)& 1Yj* Y 0 U),c 1X& 00 Y 1 1 Y) . Y 0 W) * m Y '

Ih / I HIHF Ih / I HIHF ! " # ! $ % ! & ' ! " () * ! ) # + , - .) * / 0 1 2 3 4 5 613 4 7 8 9 1 6918 91 : ; < = # # $ ) >= ?@< &( ' ! " () * 5 ABC ABC 63 D8 + * E FG E FG & ) * E HFG E HFG & ) * E / IIG K # &( = ?@ ;# $ ;) $ # ! & L E / IIG & ) * E FIIG E FIIG & ) * E / J E / J & & MMMM GG K K N OP Q R S N T U VWQ XON VT XY VZ O O[ P \ N ]OWN Y Z ON VT 3 ^ 3 _ ` 5 0 ^ 3 a ` b _ _ c 4 ` 5 0 # < ,) ;% 5 B 3 ,# # * ! # * & $ $ # + d * & $ $ # e ) & f ' >* ; ! g < g < K ! ! g ) ! & * # 5 _ _ d # * # e * * # MMMM GG K K MMMM GG K K ; < K # ! $ * ) ;' # ! (& " # ! & ijklmnon pqrnstmn u jvorwx vjyk vjy nzqr ltyqrzxny z{s zoozqr orn xqrnstmn oj orn qjklmnons ynljyo| * < - % &( ;) ! ! * ! ! g ) * } ~ } B60 8 315 } _ 315 } O [ ] T \ Z ] N ] / h IIII / IIII / IIII h IIII ,G d

S 59768 E 5 BDH 56 D56 T 9 ;8 U =:: F 8 7=EF 5A <B> C5698 B> 6 =D8 B 3 4: 8 6 K ? =D5 ;PPPPQRR Q S S A 3 45678 95 : 6 8 75 ;<=> =? 8 => @A L > ? 56 F K8 > I 957J 6 8 DK 7B? 5 <B> C56 D8 E F 5 G 547H => I5=EF 5 957J 6 8 DK 7B? 5 O 8 IH 59D M BN59D gBD=F =T BJ > D ;<=> =? 8 => @A d J T E 56 BU J > 8 e J 5 : J 67H = 9569 f= 3 45T : D8 B> 65F 8 5? B> c 6 BC8 > 75 B6 7BJ > D6 K n kvwwwvwxyr oooo n i j kl mn op q r n o st W W W W u h z n kvwwwvwxyr oooo gBD=F ? BF F = 6 =T BJ > D BU 957J 6 8 D8 59 ? 8 9D68 EJ D5? n gBD=F > J T E 56 BU J > 8 e J 5 : J 67H = 9569 fE d 5D : 6 B755? 9 ;<=> =? 8 => @A c 6 BC8 > 75 B6 7BJ > D6 K g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`, #! !#( # 0 # #2 ' a " ) # / \ , !* / ' % # # (, / !# #! *#!& " ) # / #.#2( ' #0 #* ' # \ , !* / ' % # # (, / !# #! *#!& (, / !# #! *#! \ , !* / ' ' ] * & * " ) # / #.#2( ' #0 #* ' ] * & (, / !# #! *#! ' # \ , !* / ' $ b' \ , !* / ' ! % ] * & ! # # ( ' - /# ' # ' & ' # % !# ! # # /', $ { / 0/, 0 # , 2+# ' , `,# (, / !# ! (# '%& /', # / (, / !# ' 0 ' /#$ |' (, / !# ! 2 +# /', #* ! ' # (, / !# $ {+ / 0/, 0 # ' 0 , 2+# ' , `,# (, / !# ! ' % / # !!,# * ! +, #* !#/, #!& /', # / (, / !# ' 0 ' /#& # *0#!! ' % # # # !!,# * ! +, #* 2, 0 (0# (#! ' !#/, #! '& * #0 #* ' 2, 0 (0# #.#2( ' ! ' & (, / !# $ i Z W X Y # !!,# ! - #! 2# , *& ( ' - *# # # ( '/##*! ' # - #! 2# , * ' # / \ , !* / ' ' ] * * ' # \ , !* / ' % # # (, / !# #! *#!$ } !!,# 0'/ #* ', ! *# ' ] * /' 2(0# #! * ! +, ' \ , !* / ' ' ] * & /0,*# # ( '/##*! ' \ , !* / ' ' ] * ' 0 $ b' \ , !* / ' ! % ] * & ! # # ( ' - /# ' # ' & ' # % !# ! # # /', $ } ~ # ( '/##*!~ 2# ! # '!! ( '/##*! # 0 #* # \ , !* / ' ' 2 # * ! +, ' ! ' % / # #(' ! +# 0#*& 0#!! # '!! #*#2( ' ! '//, #* *, # * ! +, ' (# '* /' - # #* + # #(' $

!" #$%& '( )* +, - . /* 0 #$%& '( / * 12 33 4 * 05 - 4 00 - 5 4 ,* 6 789:;<=< >??@=@8A>; B8:@<C 8D=E@C :>F< @D98G< =E>A 8A< :<GC8A H>CI 8G H@;; J<I B89:<AC>=<?K " 4 5 4 - 4 00 , - 4 ,* 6 L M NOP Q R SOPT U V W U XY ZO V [ \ ] O^ MR _ O^PMV P XM \ _ OV PY ZOW ` Y a L Y \ O MR _ O^PMV XM \ _ OV PY ZOW Y V W ^ObU PZ^Y ZU MV PZY Z[ P " 4 / 6 L M NOP " * 0 - * 06 c[ d d d ObY d V Y \ O MR U V W U eU W [ Y d c Y \ U d S V Y \ O c U ^PZ bU eOV V Y \ O f OXMV W Y ^S bU eOV V Y \ OP " * 0 - 00 4 / 6 c[ d d d ObY d V Y \ O MR V MV gU V W U eU W [ Y d c U ^ \ L hi V [ \ ] O^ jU R Y _ _ d U XY ] d O a " 4 0 ,* */ * / 0%, 0 L M NOP ] a k [ P U V OPP XMV ZY XZ U V RM^ \ Y ZU MV " !.l * , " m 3 - ,* , / 6 f Z^OOZ Y W W ^OPP n [ V U X U _ Y d U ZS o ^MeU V XOpf ZY ZO qM[ V Z^S o MPZY d XMW OprU _ XMW O s \ Y U d Y W W ^OPP tOd O_ u MV O V [ \ ] O^ Xa h O d Y ZU MV Pu U _ ZM U PP[ O^ M^ U V eOPZ \ OV Z R[ V W \ Y V Y bO^ " v 0 4 * * / 0 00 0536 . / w v x y3 " * / w 0v & 6 # !" #$%& '( )* +, - . /* 0 #$%& '( / * 12 3 * 0 / 6 qMV V OXZOW zU Zu Zu O U PP[ O^ M^ U V eOPZ \ OV Z R[ V W \ Y V Y bO^ Q V P U W O^ MR Zu O U PP[ O^ jMZu O^ Zu Y V Y V U V eOPZ \ OV Z R[ V W a i U ^OXZM^ M^ MRRU XO^ MR Zu O U V eOPZ \ OV Z R[ V W M^ U V eOPZ \ OV Z R[ V W \ Y V Y bO^ s \ _ d MSOO MR Zu O U PP[ O^ M^ U V eOPZ \ OV Z R[ V W \ Y V Y bO^ L MV O MR Zu O Y ] MeO W a qM \ _ OV PY ZU MV W OZY U d P

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` X aX ^b WV cX _d d V ^X ]: ef \ g ]_Y _WX ]: _d Wh X V ::b X ] ijklm noopmq no rs nstmokumsk jpsvw vx sxk yxuz{mkm ikmu |} ~qxymmv kx ikmu } 2 - ) 4 5+ , J + && 1 24 + , % 1 4 + &. + ( 5+ ), ) 3 $% , % . % ) 42 + J, - 1 6 0 + ( + && 1 24 ' ) 0 0 9 ) H, 2 . & 1 6 & + . + % 49 ) 3% 42 - ) 4 5+ , J + && 1 24 + , % , 9 1 4 + &. + ( 5+ ), ) 3 $% , % . % ' ) 0 0 9 ) H, 2 . & 1 6 & + . + % 49 ) 3% 3) 42 + J, - 1 6 0 + ( + && 1 24 && 1 24 . + & 54 + 6 1 5+ , J ), 0 9 2 0 + J+ 6 0 2 3) 42 + J, & 2 ( 1 4 + 5+ 2 & % , . 5' 2 . + & 54 + 6 1 5+ ), + & 5) - 24 * + 552 . ( 0 + 2 , 5& ), 0 9 ijklm noopmq no rk {mrok xsm xjklm r xtmw vx sxk yxuz{mkm ikmu | r y } ~qxymmv kx ikmu } ! "

^): 0 '* /. +( * 9 '/ * ++, ) - <+): ) 4' 0 : : '( 0 ' 099 : _= [ , +* . ) ++ : /40 '* /. /& . /. \ * . 7 * 2* 7 , 0 : / - - ) +* 7 ). '* 0 : ], - * +7 * 4'* /. /& * . 7 * 2* 7 , 0 : d) 4/. 70 - _ a* 2). . 08 ) + c * - +' a* 2). . 08 ) c 08 * : _ . 08 ) ` - a0 . * b0 '* /. / - 4/8 90 . _ . 08 ) e ` f e - /2* . 4) / - 4/, . ' - _ ^): 0 '* /. +( * 9 '/ 9 - /8 /') - <+): ) 4' /. ) / - 1 /'( * & 099 : * 401 : ) = ^) +* 7 ). '* 0 : ], - * +7 * 4'* /. /& * . 7 * 2* 7 , 0 : d) 4/. 70 - _ a* 2). . 08 ) + c * - +' a* 2). . 08 ) c 08 * : _ . 08 ) ` - a0 . * b0 '* /. / - 4/8 90 . _ . 08 ) ` f e - /2* . 4) / - 4/, . ' - _ !" # $ % & '( ) * ++, ) - * + . /. ) /& '( ) 01 /2) 3 4( ) 45 '( * + 1 /6 0 . 7 4/8 9 : )') % ') 8 ;<0 = > <4=? @ A B C DEFGHDIJ EKEFL GC ME HNNC FEDI @ O P Q DHR HGEDI HN GS E C IIL ED T U V T U U T V U W X W U Y X Z Y U X g A h DHR HGED C O NHDR @ GC HO $ U T V T U U T V U W X W U Y X Z Y FA i EIC P EO GC @ j @ P P DEII HN E@ FS C O P C MC P L @ j klmnopqp rstpuvop w lxqtyz xl{m n{l|yuy}~ qtp xvoo {pzyup}qy o uu{pzz xl{ p st y}uy|yuv o oyzqpu y} qpm }u }u qq st ql qtp slmnopqpu {pnl{q rstpuvop w ozl {p vy{pz y}xl{m qyl} ql p n{l|yupu lvq sl}q{lo np{zl}z % \ ^ % c % % ` T U T $ T U T V U U $ U ! U U T # U T T $ T U T $ U $ " " T T

! " # $ %& ' " ! & $ # ! ! (() "*) + "%" "* , ( !) + # # " & ( ) " ( " ) # " # ) " " " ) # " & # ( # # $ & # ' # , " , % + ( " " # + - % + & # , . " ( + " # ( # $ + & ! " # " , + + ( " " ( ") # + & . " / ) " + & 0 2 , 3 4 + 0 1 # ! ' (() "* , ( !) + # # "*# 8 # ) 6 7 ' 1 5 ) # # 5 "( , # 9 + # " , # ( 5 # # 2 ! 5 # # ;!! " : 6 # # + + " (( 0 $ F , 0 <= >?= @ A ?B= CDEDE : ) $ " G # Paul Begin 9 # ) " HHHH 33 G G 08 10 2025 I JK L M M N OPQ JROJ S K TUPQ V W X Y Z X W X X Z [ X [ Z [ Y X [ \ Z Z X X ] X X W [ Z X ^ _ ` 9 # # ( + , + ) # " ! " " G # , + 7 ab G ; 9 5 ) # # 9 + # " , # ( 5 "( , # 5 # # 8 # " " : 2# (( ( " - c # - % 448 1 # ! # + # " + ( F # (( ( 0 6 # # + + " (( <= >?= @ A d@ e CBe B = : ) $ " Q PJI OK f OPgg K OJI PQ RQ h i UK Pj S K TUPQ Rg I Q j PTL RJI PQ kX \ X X [ X Z [ X [ Z X X [ Z Z X X X Z ^ [ X W [ \ X X ] X Z [ X [ Z X l m n YX X ] X m n X X o X _ p [ W X m n kX o X _ p Y X [ Z [ X [ Z q Y W ] Z [ \ X Z [ X [ Z r X W \ s[ Z Z X ] X t Y X X W o X _ p X YX l u v

!